August 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549-3720

Attention:	David Lin Irene Paik Rolf Sundwall Mark Brunhofer

Re:	Coeptis Therapeutics Holdings, Inc.
Registration Statement on Form S-4
Filed June 26, 2025
File No. 333-288329

Ladies and Gentlemen:

On behalf of our client, Coeptis Therapeutics Holdings, Inc. (“the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 16, 2025 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4submitted on June 26, 2025 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in italicized and bold type, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement.

Registration Statement on Form S-4

General

1.	We note your disclosures on pages 15 and 46, respectively, that "Z Squared mines a diversified portfolio of cryptocurrencies, including major assets like Dogecoin (DOGE) and Litecoin (LTC)" and that "Z Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin (LTC), and other cryptocurrencies." Please revise as follows:

•	Affirmatively identify all of the crypto assets that Z Squared mines, invests in or transacts in, or intends to mine, invest in or transact in.

•	Describe Z Squared's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is offered and sold as a "security" within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.

•	Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets,

(ii) the specific potential consequences to you and to investors if it is subsequently determined that Z Squared holds or has participated in the unregistered issuance or distribution of securities, including the specific risks inherent in its business model that may necessitate corrective measures as a result of judicial or regulatory actions, and (iii) the risks attendant to Z Squared's plans, if any, to expand its business activities to include additional types of crypto assets.

Securities and Exchange Commission

August 8, 2025

RESPONSE:

The Company respectfully advises that it has provided identification of all crypto assets Z Squared intends to mine or transact in. Z Squared intends to use its hardware to mine Dogecoin (DOGE) and Litecoin (LTC), two current forms of digital assets, and Z Squared will be compensated in digital assets by the blockchain network for its efforts. Z Squared intends to convert mined digital assets for a stablecoin redeemable on a one-to-one basis for U.S. dollars and made available through Anchorage, such as USDC and PYUSD. To clarify, Z Squared intends to transact using these (DOGE and LTC) digital assets and does not create or issue any crypto assets.

The Company has expanded its risk factors to describe (i) the regulatory risks associated with our policies and procedures for determining the characterization of crypto assets, (ii) the specific potential consequences to us and to investors if it is subsequently determined that Z Squared holds or has participated in the unregistered issuance or distribution of securities, including the specific risks inherent in its business model that may necessitate corrective measures as a result of judicial or regulatory actions, and (iii) the risks attendant to Z Squared's plans, if any, to expand its business activities to include additional types of crypto assets:

The rapidly evolving and uncertain regulatory landscape for cryptocurrencies exposes Z Squared to legal risks, compliance costs, and potential business disruptions. If any particular digital asset Z Squared intends to mine or transact in is classified as a “security”, Z Squared may be subject to extensive regulation, which could result in significant costs or force Z Squared to cease certain operations. Regulatory changes or interpretations that classify crypto assets as a security under the Securities Act of 1933, as amended (the “Securities Act”) or Investment Company Act of 1940, as amended (the “Investment Company Act”), could require us to register and comply with additional regulations. Compliance with these requirements could impose extraordinary, non-recurring expenses on our business. If the costs and regulatory burdens become too great, we may be forced to modify or cease certain operations, which could be detrimental to our investors.

The SEC has previously indicated that certain digital assets may be considered securities depending on their structure and use. While no formal regulations have been proposed to classify Dogecoin, Litecoin or other digital assets as a security, future developments could change its legal status, requiring us to comply with securities laws. If we fail to do so, we may be forced to discontinue some or all of our business activities, negatively impacting investments in our securities. If the SEC or other regulators determine that Dogecoin, Litecoin or other digital assets we hold qualify as securities, we may be required to register as an investment company under the Investment Company Act. This classification would subject us to additional periodic reporting, disclosure requirements, and regulatory compliance obligations, significantly increasing our operational costs. Furthermore, state regulators may conclude that the digital assets we hold are securities under state laws, requiring us to comply with state-specific securities regulations. States like California have stricter definitions of “investment contracts” than the SEC, increasing the risk of additional regulatory scrutiny.

2.	We note that you have incorporated by reference certain information about Coeptis. Please provide us with your analysis as to Coeptis' eligibility to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

RESPONSE:

We appreciate your comment and in response thereto have revised the disclosure as suggested to directly include the information in the S-4.

Securities and Exchange Commission

August 8, 2025

Prospectus Summary, page 15

3.	Please revise to disclose, where appropriate, the business that the combined company will operate with more specificity, particularly with respect to the Coeptis operations that the combined company will continue to operate. In this regard, we note your disclosure that Coeptis will "spin out its biopharmaceutical operations (other than those related to GEAR Therapeutics, Inc.)" and that Coeptis' operations encompass two primary divisions: "biopharmaceutical and technology." Please clarify what the technology division entails and the assets, liabilities, operations, and material contracts relevant to GEAR Therapeutics, Inc. In addition, we note from your disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2024 that GEAR Therapeutics, Inc. is "majority owned." Please specify this fact in your prospectus, and disclose the percentage of GEAR Therapeutics, Inc. that Coeptis owns and the material terms of agreements in place with co-owners of GEAR Therapeutics, Inc.

RESPONSE:

We appreciate your comment. The Company has revised disclosures with respect to the Coeptis operations to better delineate the operations that will remain with the combined company in both the technology division and the biopharmaceutical division.

Z Squared Inc., page 15

4.	On page 15, you state that Z Squared "operates advanced mining facilities strategically distributed across North America" and "manages a substantial fleet of specialized ASIC miners." On page F-58, you also state that Z Squared is a development-stage enterprise, and as of March 31, 2025, the company had not commenced principal operations and had not generated any revenues. As such, please revise your disclosure here and throughout to: (i) remove any implication that Z Squared currently has operations, or provide clarifying support for these statements as appropriate; and (ii) describe with more specificity Z Squared's current stage of development, including whether Z Squared is in possession of any mining equipment currently and whether the described operations are contingent on acquiring mining equipment from BSG Series CM under the Asset-For-Share Exchange Agreement.

RESPONSE:

The Company respectfully advises that it has revised the disclosure regarding Z Squared on page 15 and throughout, including the description of Z Squared’s business, to (1) remove any implications that Z Squared is currently operating as a cryptocurrency mining company, and (2) clarify that the described operations are contingent on acquiring mining assets from BSG Series CM.

Unaudited Pro Forma Condensed Combined Financial Information Merger Consideration, page 33

5.	You disclose that the Merger Consideration received in exchange for Z Squared common stock will be a percentage of post-Merger Coeptis Therapeutics common stock on a Fully-Diluted Basis based on the ratio of the Company Asset Value, largely consisting of mining equipment, and $750 million. Your pro forma balance sheet transaction accounting adjustment 4 includes the pending acquisition of approximately $40.5 million in mining equipment. Please explain to us how the Merger Consideration to be received would give control of the combined company to current Z Squared stockholders, given the ratio of the expected value of mining equipment to the $750 million. In your response, specifically tell us how you derived the 56,043,396 shares of combined entity common stock to be issued to current Z Squared stockholders, providing each component of the computation, including, but not limited to, each component of the Company Asset Value and each component of the post-Merger ownership on a fully-diluted basis.

Securities and Exchange Commission

August 8, 2025

RESPONSE:

We appreciate your comment. The Company has revised its calculation of the Merger Consideration as follows:

The Company Asset Value is $660,264,400, representing 88.04% of the total combined asset value ($660,264,400 ÷ $750,000,000 = 88.04%). Applying the 90% consideration basis results in a consideration percentage of 79.24% (88.04% × 90%). Based on 3,839,939 fully diluted shares outstanding, this equates to 14,649,510 shares of common stock of the combined entity to be issued to current Z Squared stockholders as Merger Consideration.

As a result of the issuance of the issuance of 14,649,510 common shares by Coeptis (the legal parent, accounting acquiree), Z Squared shareholders own 79.23% of the issued share of the combined entity, that is, 14,649,510 of 18,489,449 issued shares. The remaining 20.77% are owned by Coeptis Pre-Merger shareholders. If the business combination had taken in the form of Z Squared issuing additional common shares to Coeptis’ shareholders in exchange for their common shares in Coeptis, Z Squared would have to issue 797,555 shares for the ratio of ownership interest in the combined entity to be the same. Z Squared shareholders would then own 3,042,384 of the 3,839,939 issued and outstanding shares. As a result, the fair value consideration effectively transferred by Z Squared and the group’s interest in Coeptis is $13,016,098 (797,555 shares with a per-share fair value of $16.32). The fair value of consideration transferred is based on the $660,264,400 Company Asset Value divided by the 40,446,956 shares of Z Squared common stock issued to BSG Series CM in the Asset-For-Share Exchange Agreement.

As defined in the Agreement and Plan of Merger, Fully-Diluted Basis means the total number of shares of issued and outstanding shares of Purchaser Common Stock after giving effect to the conversion of any outstanding shares of Purchaser Preferred Stock, if any, at Closing.

Please refer to the tables below for a detailed breakdown of the Merger Consideration calculation and the resulting post-Merger ownership on a fully diluted basis.

Asset value	$660,864,400	A
Basis	750,000,000	B
Portion of asset value	88.04%	C (A / B)
Consideration basis	90.00%	D
Consideration percentage issuable	79.24%	E (C x D)

Shareholder type	Common stock outstanding	% Ownership
Shares issued to Z Squared as Merger Consideration	14,649,510	79.23%
Coeptis shares outstanding (pre-Merger)(1)	3,364,939	18.20%
Coeptis preferred stock converted to common stock(1)	475,000	2.57%
Pro forma outstanding(1)	18,489,449	100.00%
(1) Included in the fully-diluted shares outstanding

Securities and Exchange Commission

August 8, 2025

Financial Statements, page 35

6.	Please revise your presentation to include a separate column for each transaction for which you provide pro forma information. In this regard, the Merger and Spin Out have been disclosed as separate but related transactions on pages 87 and 93. Refer to Regulation S-X, Rule 11-02(b)(4)(i) and (ii).

RESPONSE:

In response to the Staff’s comment, the Company has revised the presentation to include a separate column for each transaction with respect to the Merger and Spin Out. Please see page 35.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation, page 38

7.	You disclose that the Merger will be accounted for as a reverse recapitalization. We note that a reverse recapitalization generally involves the acquisition of a public shell by a private operating company, and that it is accounted for as essentially an equity transaction without applying the acquisition method described in ASC 805 or recognizing goodwill. Please revise your disclosure accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly. Please see footnote #1 on page 38.

8.	In the last paragraph on page 38 you indicate that your pro forma adjustments are factually supportable and are expected to have an impact on post-combination Coeptis results of operations. Please tell us why your adjustments must be factually supportable and have continuing impact on post-combination results of operations when those criteria were removed with Release No. 33-10786 in May 2020.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly to remove this disclosure.

2.	Estimated Purchase Price, page 39

9.	Assuming you can substantiate that the current owners of Z Squared will control the combined entity and that reverse acquisition accounting is appropriate, please revise your estimated purchase price determination to reflect the value of shares effectively issued for the acquisition of the Coeptis entity ultimately acquired. See ASC 805-40- 30-2 and the example beginning at ASC 805-40-55-8 that clarifies how consideration transferred is measured in a reverse acquisition.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly. Please see footnote #2 on page 39.

Securities and Exchange Commission

August 8, 2025

10.	We note your use of the Coeptis share price to measure consideration transferred. Please address the following:

•	Tell us why it is appropriate to use the share price at March 31, 2025 when Rule 11-02(a)(6)(i)(A) of Regulation S-X requires the use the "most recent practicable date" prior to effectiveness of the registration statement.

RESPONSE:

The Company is no longer using the Coeptis share price to measure consideration. We respectfully acknowledge your comment and have updated the information in footnote #2 accordingly on page 39.

•	As the Coeptis share price reflects the entire Coeptis business prior to the Spin Out, tell us your consideration for adjusting the quoted share price to reflect only the technology business that Z Squared is acquiring.

RESPONSE:

As mentioned above, the Company is no longer using the Coeptis share price to measure consideration. By way of information, not only will the technology business remain with the combined company but the GEAR biopharmaceutical business will also remain with the combined company. We respectfully submit that the GEAR portion of the biopharmaceutical business that would be remaining with the combined business represents a significant portion of the value attributable to our current biopharmaceutical business.

•	To the extent you continue to use a Coeptis share price at the "most recent practicable date" to determine consideration transferred, disclose a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

RESPONSE:

As mentioned above, the Company is no longer using the Coeptis share price to measure consideration.

Preliminary Purchase Price Allocation, page 39

11.	Please tell us why it appears that you have valued the assets acquired and liabilities assumed from Coeptis at their historical costs. In your response, tell us the valuation technique(s) used in determining the fair value of the assets acquired and liabilities assumed, as well as your consideration of identifying additional intangible assets or liabilities in the acquisition. In your response, at a minimum, explain why the intangible assets, co-development options and convertible notes on the acquired- Coeptis balance sheet would not have different values from their historical costs.

Securities and Exchange Commission

August 8, 2025

RESPONSE:

Thank you for your comment. In response to the Staff’s comment, we have revised the pro forma and valued the assets acquired and liabilities assumed from Coeptis at their fair value. The Company considered the nature of the business and what was acquired. The Company identified specific agreements, including customer contracts currently in place and contract-based agreements previously entered into, as well as consideration of any possible contingencies. The following techniques were used:

•	The investments were valued using the share price of the recent cash sale in a third-party private transaction;

•	The intangible assets were valued using the income approach, specifically the relief-from-royalty method;

•	The co-development options were valued using the income approach, specifically the relief-from-royalty method;

•	The customer list was valued using a discounted cash flow model;

•	The derivative liability and derivative liability warrants are recorded at fair value at March 31, 2025;

Accounts payable and accrued expenses, convertible notes payable, and customer deposit approximate their carrying amounts due to the short-term nature of these instruments.

Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

12.	As it relates to adjustment 4, please tell us how you determined the value of the 9,000 cryptocurrency mining machines acquired by Z Squared. In addition, tell us why this value differs from the fair value of $660 million as disclosed on page F-58 and explain how the $660 million fair value was determined.

RESPONSE:

Thank you for your comment.

As it relates to adjustment 4, we determined the value of the 9,000 cryptocurrency mining machines acquired by Z Squared based on historical cost of the mining equipment to BSG Series CM. We have now removed this adjustment from the proformas.

This value differs from the fair value of $660 million because adjustment 4 value is the cost that BSG Series CM paid to acquire the equipment which was used as a basis for contributed capital to Z Squared. Again, we are no longer using this cost as a basis for measurement.

The $660 million is the estimated fair value of the business enterprise mining operations. The $660 million fair value was determined using the following valuation approaches:

1.                The income approach using the discounted cash flow (“DCF”) method

2.                The market approach using the guideline public company (“GPC”) method

Securities and Exchange Commission

August 8, 2025

13.	We note your nonrecurring charges related to adjustments 8 and 9. Please revise your Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2024 to include these charges. See Rule 11-02(a)(6)(i)(B) of Regulation S-X.

RESPONSE:

We appreciate your comment and have revised our disclosure accordingly. Please see footnote #4, adjustments 4 and 8.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 40

14.	Adjustments 10 and 11 appear to relate to the operations of the mining equipment pending acquisition in adjustment 4 to the pro forma balance sheet. Please explain to us how the pro forma revenues and cost of revenues as well as the acquisition of the miners qualify as transaction accounting adjustments under Rule 11-02(a)(6)(i) of Regulation S-X.

RESPONSE:

We appreciate your comment and have revised our pro forma to remove revenues and cost of revenues as well as the acquisition of the miners.

15.	Adjustment 15 depicts the shares impact of your proposed transaction for loss per share purposes. As the number of shares to be issued in the transaction is dependent on a formula as disclosed in Merger Consideration on page 33, please tell us your consideration for presenting a range of potential share issuances and resulting pro form loss per share. See Rule 11-02(a)(10) of Regulation S-X.

RESPONSE:

We appreciate your comment and have revised our pro forma to present a range of potential shares issuances and the resulting pro forma loss per share. Please see footnote 5, adjustment 12.

Risk Factors

Risks Related to the Merger, page 41

16.	We note your disclosure on pages F-58 and F-78 that the Broadstreet Order "imposes conditions requiring the approval of a court-appointed monitor prior to effecting" the transfer of assets pursuant to the Asset-for-Share Exchange Agreement. To the extent material, please clarify in the prospectus the steps required pursuant to the Broadstreet Order to effect the transfer of assets. In addition, please revise this section to disclose the risks that the Broadstreet Order presents to Z Squared, to the extent material.

Securities and Exchange Commission

August 8, 2025

RESPONSE:

The Company has added the conditions required to maintain compliance with the Broadstreet Order, including providing access to records and complying with any recommendations from the monitor. The Company respectfully advises that Z Squared does not face any material risks from the Broadstreet Order since the Company’s obligations under the Broadstreet Order are limited to providing the Form S-4 and related documents for the monitor’s review. Please find the updated language below:

On April 25, 2025, the Company entered into an Asset-for-Share Exchange Agreement (the “Exchange Agreement”) with BSG Series CM LLC (“Transferor”), a South Carolina limited liability company. Pursuant to the terms of the Exchange Agreement, Transferor agreed to contribute certain computer equipment consisting of cryptocurrency mining machines (the “Assets”) to the Company in exchange for 40,446,956 shares of the Company’s common stock (the “Shares”). The Shares will be issued pursuant to an exemption from registration under the Securities Act of 1933 and will be subject to customary restrictive legends and transfer limitations. The transfer of the Assets and the issuance of the Shares is contingent upon satisfaction of certain closing conditions, including the concurrent closing of the Merger Transaction (see below) and satisfaction of conditions set forth in the SEC litigation matter described below, and compliance with a court order issued in the matter Securities and Exchange Commission v. David Feingold, et al., Case No. 1:25-cv-20436-DPG (S.D. Fla.), dated April 21, 2025.That order imposes conditions requiring the approval of a court-appointed monitor prior to effecting such transfer. Such conditions include Transferor providing financial statements, contractual agreements, any records reflecting the valuation of assets, communications with investors, and other relevant records to the monitor, and the Transferor complying with any determinations or recommendations for action issued by the monitor.

Risks Related to Z Squared

Z Squared's future success will depend upon the value of cryptocurrency..., page 46

17.	To the extent applicable, please revise this risk factor to provide quantitative disclosure regarding the historic volatility of the prices of Dogecoin, Litecoin, and any other crypto asset that Z Squared intends to mine, invest in or transact in.

RESPONSE:

The Company has revised the risk factor to reflect the following quantitative disclosure.

Dogecoin and Litecoin price volatility may affect our ability to effectively manage our growth plans and profitability. The market price of DOGE is extremely volatile, and in fiscal 2024 the price range of Dogecoin was between approximately $0.0747 and $0.4825 . The cost to mine Dogecoin is independent of the current price of Dogecoin, so when DOGE prices are low, the cost to mine may limit our ability to upgrade mining equipment and infrastructure or fund other strategic initiatives. Additionally, because our revenue will be primarily derived from mining Dogecoin and Litecoin, our profitability will fluctuate in direct correlation with price movements. A decrease in Dogecoin price results in a corresponding decrease in the value of the Dogecoin we mine, reducing our revenues and profitability on a dollar-for-dollar basis.

Given the volatility of DOGE prices, we are unable to accurately predict our future growth trajectory or reliably forecast our revenue and profitability for any given reporting period.

Securities and Exchange Commission

August 8, 2025

The Company will include revised disclosure appear under the section titled “Market Volatility of Crypto-Assets” and provide the following: (1) daily closing price data in U.S. dollars for DOGE and LTC for the one-year period from July 21, 2024, to July 21, 2025; (2) key pricing metrics including starting price, ending price, lowest and highest price, and calculated one-year return; (3) quantified price spread for each asset over the period; (4) a comparative summary table for ease of reference; and (5) discussion of the implications of such volatility on Z Squared’s prospective mining and treasury activities.

The reward for successfully uncovering a block on Litecoin will decrease in the future..., page 49

18.	Please revise this risk factor to disclose when the next Litecoin halving event is expected to occur. Also, please discuss in greater detail the anticipated impacts of the next Litecoin halving, including the potential impact of the decrease in the amount of Litecoin rewards on Z Squared's revenues and on the economics of its mining operations. Furthermore, please revise your disclosure elsewhere, as appropriate, to discuss any steps Z Squared will take to address these impacts.

RESPONSE:

The Company has added language to the risk factor disclosing that the next halving event is expected to occur around July 2027, at which time the block subsidy will decrease to 3.125 LTC. The Company has also added further context around the halving process for Litecoin, including an analysis of the expected impact on Z Squared’s mining revenues and profitability under various Dogecoin and Litecoin output scenarios. The halving process will continue at regular intervals until the maximum supply of 84 million LTC is mined, which is anticipated to occur in or around the year 2142. Litecoin halving is a protocol-defined event that occurs on the Litecoin blockchain network approximately every 840,000 blocks, or roughly every four years. The halving is a key element of Litecoin’s monetary policy and is intended to regulate the rate at which new Litecoin (LTC) are introduced into circulation. At the point of halving, the block subsidy—the portion of the reward paid to miners for successfully adding a block to the blockchain—is reduced by 50%. This mechanism is designed to maintain scarcity and mitigate the inflationary risk associated with digital assets that utilize a Proof-of-Work consensus algorithm. When Litecoin launched in 2011, the initial block subsidy was set at 50 LTC per block. The Litecoin network has undergone halving events three times since inception, most recently in August 2023, when the subsidy was reduced from 12.5 LTC to 6.25 LTC.

The halving process has historically had implications for the economics of mining activity. By reducing the per-block reward, halvings can increase operational pressure on miners, particularly those with higher electricity or infrastructure costs. Additionally, while some market participants anticipate that halvings may exert upward pressure on the price of Litecoin due to reduced issuance, the actual impact of any future halving on the market price of Litecoin remains uncertain. The price of Litecoin is influenced by a variety of factors beyond block rewards, including global market conditions, regulatory developments, network demand, and broader digital asset sentiment. As such, we cannot predict whether the price of Litecoin will increase, decrease, or remain stable in advance of or following future halving events.

The Company has also added disclosure around the mitigation of halving drawbacks. Because DOGE is expected to contribute the majority of mining revenue (estimated 70–90%), the halving’s overall effect on total revenue is projected at 10–20%, depending on the DOGE/LTC revenue split. To mitigate this impact, Z Squared plans to: (1) optimize hosting costs by relocating to lower-rate regions; (2) curtail operations during high-cost periods; (3) explore supplemental revenue (e.g., compute leasing, energy resale); and (4) deploy efficient hardware to preserve margins.

Securities and Exchange Commission

August 8, 2025

Risks Related to Operations

Z Squared's Dogecoin and Litecoin and other cryptocurrencies may be subject..., page 55

19.	We note your disclosure that Z Squared holds its cryptocurrencies solely in Anchorage Digitals' self-custody app. Please expand your disclosure to address the following points:

•	Discuss the material risks attendant to self-custodying crypto assets.

•	Disclose Z Squared's policies and procedures related to storing the private keys, including whether they are held in cold or hot storage, the geographic location where they are stored and who has access to the private keys.

•	In an appropriate section, disclose the types of insurance coverage Z Squared carries, if any, including any insurance covering crypto assets it self-custodies. As applicable, disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent Z Squared does not carry insurance covering crypto assets, please revise to so clarify and expand your risk factor disclosure as appropriate.

RESPONSE:

The Company has expanded its disclosure to (1) clarify that Z Squared does not engage in self-custodying crypto assets, (2) disclose Z Squared's policies and procedures related to storing the private keys and (3) disclose the types of insurance coverage Z Squared carries.

The Company has added the following disclosure regarding self-custodying crypto assets.

Z Squared does not engage in direct self-custody of crypto assets. Instead, the company will use Anchorage Digital Bank National Association, the only federally chartered crypto bank in the United States, for comprehensive custody services. This approach eliminates the material risks typically associated with self-custody while maintaining institutional-grade security and regulatory compliance. Anchorage Digital operates under federal banking oversight by the Office of the Comptroller of the Currency (OCC) and provides qualified custodian services that meet SEC custody rule requirements. As a federally regulated bank, Anchorage Digital segregates client assets from its own funds and maintains bankruptcy-remote custody protections

The Company has added the following disclosure regarding private key storage and access policies (Anchorage Digital's approach)

Anchorage Digital employs a sophisticated Multi-Party Computation (MPC) with quorum requirements and multiple signors, as confirmed by Z Squared's usage. This architecture provides the following security features:

Hardware Security Module (HSM) Integration: Anchorage Digital utilizes FIPS 140-2 certified hardware security modules that keep private key material completely offline within air-gapped hardware while enabling real-time transaction processing. The HSMs perform independent verification of transaction instructions and organizational policies before authorizing any asset movement.

Multi-Party Computation Framework: The MPC system ensures that private keys never exist in complete form at any location or time. Key shares are distributed across multiple secure environments, with threshold signatures requiring a predetermined quorum for transaction authorization. This eliminates single points of failure inherent in traditional custody models.

Quorum-Based Authorization: Anchorage Digital's policy engine validates that transactions meet organizational policies through cryptographic signatures from multiple hardware devices. The system requires biometric voice and video transaction approval from authorized users, with cryptographically signed instructions endorsing source, destination, currency, and amount.

Securities and Exchange Commission

August 8, 2025

Geographic and Access Controls: Anchorage Digital maintains geographically distributed infrastructure with strict physical access controls meeting ISO 13491-2 and other security standards. The system provides proof of exclusive control and auditable records for compliance purposes.

The Company has added the following disclosure regarding insurance coverage for digital assets

Z Squared will maintain insurance with Anchorage Digital. The insurance policy covers digital assets throughout their life cycle, addressing gaps that typically exist in crypto custody insurance. Anchorage Digital's coverage provides consistent protection regardless of asset status, including hot and cold storage, and includes comprehensive crime insurance covering both internal and external threats, physical theft, and technology failures.

As a federally chartered bank, Anchorage Digital's insurance arrangements are subject to federal banking oversight, providing additional assurance of coverage adequacy and claims-paying ability. Digital assets held in custody by Anchorage Digital, however, are not guaranteed by Anchorage Digital and are not subject to the insurance protections of the Federal Deposit Insurance Corporation (FDIC).

The Company has added the following additional risk considerations

Concentration Risk: While Z Squared's use of Anchorage Digital eliminates direct self-custody risks, it creates dependency on a single custody provider. However, this is mitigated by Anchorage Digital's regulatory status, insurance coverage, and proven institutional adoption.

Technology Evolution: The custody arrangement must adapt to evolving crypto protocols and regulatory requirements. Anchorage Digital's platform supports over 500+ assets with regular additions based on institutional demand.

Recovery Procedures: In contrast to self-custody where lost keys can result in permanent asset loss, Anchorage Digital's MPC architecture enables recovery procedures without compromising security. The distributed key shares allow for account recovery even if individual components are compromised

Unaudited Pro Forma Condensed Spin-Out Financial Information

Notes to Unaudited Pro Forma Condensed Carve-Out Financial Information

Note 2 - Spin Out Adjustments to the Unaudited Pro Forma Condensed Carve-out Financial Information, page 103

20.	Please provide a pro forma adjustment to reflect the receipt of 1 million shares of Coeptis common stock or tell us why this adjustment is not warranted under Rule 11- 02(a)(6)(i)(A) of Regulation S-X.

RESPONSE:

We appreciate your comment and have revised our pro forma adjustments to reflect the receipt of the 1 million shares of Coeptis common stock.

Securities and Exchange Commission

August 8, 2025

Coeptis' Business (Pre Merger), page 122

21.	Please revise this section to provide disclosure regarding the development stage of each of your product candidates and the trial phases you will need to complete before marketing your products, specifying the Coeptis subsidiaries that are conducting operations with respect to these product candidates. Please also specify the regulatory approvals required for commercialization. In addition, with respect to each of Coeptis' material contracts, please disclose the following to the extent not already addressed:

•	Nature and scope of intellectual property transferred;

•	Each parties' rights and obligations;

•	Duration of agreement and royalty term;

•	Term and termination provisions; and

•	Payment terms. In this regard, quantify any upfront fees, amounts paid to date, aggregate potential milestone payments, and the applicable royalty rates to be paid by each party.

RESPONSE:

We appreciate your comment. In response to the Staff’s comment, the Company has expanded the disclosure to cover the referenced disclosure on page 139.

Z Squared's Business, page 137

22.	Please revise to provide a more detailed narrative description of Z Squared's planned business operations and describe its plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish Z Squared's objectives, including the anticipated timeline and expenditures for these events. Also, please discuss the impact a lack of funding may have upon the implementation of Z Squared's business plan.

RESPONSE:

The Company has revised the disclosure of Z Squared’s business to incorporate its planned business operations, including its plan of operations for the next 12 months, the significant steps and objectives within this timeline, and the impact of funding on the implementation of the business plan. The Company has included the following disclosure:

Z Squared’s planned business operations over the next 12 months center on deploying and activating its fleet of approximately 9,000 ASIC miners across multiple hosting sites in the United States, while simultaneously laying the groundwork for infrastructure and product-oriented initiatives that support long-term scalability. These activities are contingent upon the closing of the Merger and completion of the Asset-for-Share Exchange Agreement.

Securities and Exchange Commission

August 8, 2025

Q4 2025 Operational Plan:

Upon closing, Z Squared expects to initiate the following critical operational steps:

•	Install approximately 9,000 ASIC units across multiple hosting sites

•	Open operational wallets and custody accounts to receive and manage mining rewards

•	Create and configure mining pool accounts and link all operational machines accordingly

•	Benchmark and validate miner performance, including hash rate output, power efficiency, and stability

•	Inventory and document all Z Squared assets

•	Establish daily miner health monitoring protocols and uptime reporting

•	Finalize remote management processes, including alert protocols, and access controls to monitor miner performance and uptime across all hosting sites in real time

•	Develop a strategy for acquiring additional ASIC units to scale operations, leveraging Z Squared’s strategic partners and their industry relationships to source high-ROI hardware, including units optimized for Dogecoin and Litecoin. The Company intends to opportunistically deploy capital into miners that align with its economic targets and network strategy. Through its relationship with Minting Dome Inc. (MDI), Z Squared benefits from immediate access to hosting capacity, infrastructure, and an experienced team to manage onboarding and optimization.

These deployments are expected to occur in a staged rollout, with full activation of the fleet targeted by the end of Q4 2025.

Q1 2026 Strategic Development Focus:

In parallel with core mining operations, Z Squared will begin evaluating and planning for additional revenue-generating opportunities that align with its infrastructure, existing asset base, and market expertise. These early-stage initiatives are subject to feasibility review, partner discussions, and technical assessment before any capital-intensive implementation occurs. Planned areas of focus include potential retail-facing services, and risk mitigation strategies related to evolving consensus models within the Dogecoin ecosystem.

Funding Requirements and Implementation Plan:

Z Squared intends to fund its near-term operations through an equity financing planned to occur following the closing of the Merger. The anticipated use of proceeds includes fleet activation, hosting contracts, infrastructure installation, system monitoring, and foundational support functions. The Company believes the combined post-merger structure provides a strong platform for capital formation.

Securities and Exchange Commission

August 8, 2025

23.	Please briefly discuss whether Z Squared's business strategy is to hold its mined crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter. Discuss the expected average period between receipt of Z Squared's crypto assets and the subsequent conversion into fiat currency and any estimated fees it will incur. Please revise to disclose whether Z Squared has a specific policy for how it will determine when to sell crypto assets for fiat currency to fund operations or growth and through which exchange. To the extent Z Squared has an agreement with a third-party exchange for converting crypto assets to fiat currency, disclose the material terms thereof, including the term and termination provisions.

RESPONSE:

The Company has added disclosure on its processes for holding mined crypto currencies. Mined crypto assets are promptly converted to fiat or stablecoins rather than held for extended periods, aligning with a risk-averse strategy to mitigate price volatility. This conversion-focused approach supports compliance with accounting standards under ASC 350-60, where crypto assets are measured at fair value, and helps avoid classification issues under securities regulations. The typical holding period for mined assets is expected to be brief, not exceeding a period of up to two weeks from the receipt of mined crypto assets. This short duration minimizes exposure to market fluctuations and facilitates rapid liquidity. Conversion fees are estimated to typically fall under 3.0%.

Concerning the exchange relationship, the Company has added disclosure on Anchorage Agreement in response to comments 23 and 28.

The Company added disclosure explaining that Z Squared may use automated conversion protocols to minimize exposure to short-term price swings. Note that while Z Squared aims to mitigate volatility, there may still be short-term fluctuations between mining and conversion that could affect net proceeds.

24.	Please revise to include a discussion of the current prices for the crypto assets that Z Squared intends to mine, expected energy costs, and the expected efficiency of the miner(s) that it will utilize. Also, please discuss the relationship between hash rate, energy consumption, and mining costs, and how this relationship specifically impacts Z Squared's operating results. To the extent you have commenced mining operations, please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets. Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether the cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.

RESPONSE:

The Company has revised its disclosure to include the current prices for the crypto assets that Z Squared intends to mine, expected energy costs, and the expected efficiency of the miner(s) that it will utilize, along with the relationship between hash rate, energy consumption, and mining costs, and how this relationship specifically impacts Z Squared's operating results:

Current Market Conditions (Verified as of July 23, 2025)

As of July 23, 2025, DOGE and LTC were priced at $0.2697 and $119.09, respectively. Z Squared expects to operate with an average energy cost of $0.088/kWh. Mining economics were analyzed using three ASIC models, with Bitmain’s L9 demonstrating the highest efficiency (0.21 J/MH) and profit margins exceeding 50% under current conditions. DOGE contributes approximately 85–90% of daily mining revenue, with LTC as a secondary component. Break-even DOGE prices range from $0.107 to $0.212, depending on miner type. Sensitivity analysis shows that a 20% increase in energy prices or 10% drop in crypto prices would compress margins but leave operations generally profitable, except for thinner-margin units like the L7.

Securities and Exchange Commission

August 8, 2025

Cryptocurrency prices to be referenced in disclosure and updated:

Dogecoin (DOGE): $0.2697 per token, as of July 23, 2025

Litecoin (LTC): $119.09 per token, as of July 23, 2025

The Company has added the following disclosure on hast rate as part of its discussion of Z Squared’s energy consumption and mining costs.

Hash Rate is the total computational power a miner contributes to a network. Generally speaking, higher hash rate increases the probability of successfully mining a block and receiving the associated block reward + transaction fees. Hash rate is directly correlated to revenue, only to the extent that it proportionally outpaces the network difficulty and competitors' aggregate hash rate. With respect to energy consumption, mining hardware converts electricity into hashing power. Energy usage is a function of the efficiency of the hardware (e.g., J/TH), the hash rate being maintained, and uptime (ideally 100%). Mining Costs are primarily driven by electricity costs, cooling and infrastructure, depreciation of hardware, and hosting/lease agreements. With higher hash rate, more blocks mined would be expected (assuming network difficulty remains fixed), but if network difficulty rises, the same hash rate would generate lower rewards. Similarly, if market prices for DOGE or LTC decrease, revenue in fiat terms declines despite static performance.

Energy costs are also a critical metric. Less efficient miners can become unprofitable during price compression or halving events. Margins can also be affected due to price volatility or difficulty spikes.

25.	Please balance your disclosure with a discussion of the depreciation potential for mining machines and risks to profitability in light of the significant price swings in crypto asset prices in recent periods.

RESPONSE:

The Company has revised its disclosure to provide an additional risk factor discussing the depreciation potential for mining machines, including (1) volatility in crypto-asset prices, which may reduce revenue below breakeven levels; and (2) depreciation and obsolescence of mining equipment, which may accelerate due to new hardware releases or rising network difficulty:

Mining equipment may become obsolete quickly due to technological advancements, and fluctuations in crypto-asset prices could render our operations unprofitable, adversely affecting our financial condition. The Company's revenue is primarily dependent on the market prices of the crypto-assets it mines, initially focused on Litecoin (LTC) and Dogecoin (DOGE). These prices are subject to high volatility, with potential for rapid and significant declines influenced by market sentiment, regulatory developments, or macroeconomic factors. Concurrently, our mining hardware faces accelerated depreciation from the introduction of more efficient models, rising network difficulty, and increasing energy costs. If prices fall or costs rise unexpectedly, the Company may incur impairments or be forced to idle machines. Mitigation strategies such as rapid conversion of mined assets, energy cost controls, and phased equipment upgrades have been added, though risks remain material. Should crypto-asset prices drop below our operational breakeven point (including electricity, maintenance, and other variable costs), we may need to suspend mining activities, sell equipment at a loss, or impair asset values on our balance sheet. In such cases, we may not fully recover the carrying value of our mining equipment, which could materially impact our liquidity, results of operations, and overall financial health. While we monitor market trends and may hedge certain exposures, there is no assurance that these measures will fully mitigate these risks.

Securities and Exchange Commission

August 8, 2025

26.	We note your disclosure on page 146 that Z Squared's cost of revenues will include mining pool fees, among others. Please expand your disclosure to address the following:

•	Provide more detailed disclosure regarding the mining pools that Z Squared will utilize, including how each pool operates, the transaction fees paid and the amount of reward received from each pool.

•	Disclose the material terms of any service agreements with such providers, including the term and termination provisions thereof.

•	Clarify how Z Squared calculates or verifies its proportion of the contributed computing power resulting in the amount of crypto asset awarded.

RESPONSE:

The Company revised its disclosure to include Mining Pools Z Squared intends to use:

Z Squared intends to register and operate its mining hardware within mining pools managed by third-party mining pool operators, each of whom ranks among the top five largest global mining pool operators for Dogecoin and Litecoin, such as EMCD, Antpool and ViaBTC . Z Squared will contribute its hash rate to one or more global mining pools operated by the third-party mining pool operators, subject to their terms of service. In simple terms, the mining pool operator calculates and pays miners, such as Z Squared, their share of the reward, which is a function of: (a) the miners’ actual hash rate contributed and (b) global network difficulty. The operator pays the miners (e.g. Z Squared) in arrears for their mathematically calculated share of global block rewards (net of fees to the operator) plus our share of global transaction fees.

Each mining pool operator maintains different fee structures and reward methods for different coins, which are subject to change. The fee charged by each mining pool operator varies and is subject to change. Z Squared expects fees to vary in an amount up to 4%.

The Company revised its disclosure to include Service Agreements with Mining Pool Operators:

Z Squared intends to “sign-up” with the mining pool operators on-line according to pre-arranged parameters, whereby Z Squared’s hash rates are added to the pool in exchange for a ratable share of the pool’s Rewards based on the hash rate contributed by Z Squared. The service agreements entered into with each mining pool operator re standard and typically commence as of the date of registration of a user account and continue for the lifetime of such account, under which the user undertakes to provide computing power in exchange for the cryptocurrencies mined, which are governed by and subject to the operator’s published online terms of use/service. The Terms of Use/Service of each mining pool operator are accessible on their websites: antpool.com for Antpool, emcd.io for EMCD, and viabtc.com for ViaBTC.

The Company revised its disclosure to include Calculation/Verification of Rewards:

In exchange for providing computing power, which represents Z Squared’s performance obligation, Z Squared would be entitled to non-cash consideration in the form of cryptocurrency, calculated under one of two payout methods, depending on the coin mined and the reward system used by the mining pool operator to distribute mining rewards. For example, the EMCD pool operates on the PPS+ and PPLNS models for Litecoin and Dogecoin, respectively. In the PPLNS (or Pay-Per-Last-N-Shares) reward distribution method, rewards depends on: (1) the mining pool’s luck in finding a block — the reward will only be paid if the pool finds blocks during a specific period (if the pool finds more blocks, the miners receive a higher reward); and (2) The number (N) of the last shares the miners’ equipment contributed to the pool — miners who worked longer during the period will receive higher rewards compared to those with short-term connections.

Securities and Exchange Commission

August 8, 2025

Rewards under PPS+ (or Pay Per Share Plus) reward method depend on the number of shares sent by the miners’ equipment (as in PPS) and the pool's luck in finding the block — in this case the miners get an additional reward if the pool finds a block (as in PPLNS). The higher the luck, the more blocks the pool will find, and the more additional rewards the miners get. Z Squared will use dashboard metrics provided by the mining pool operator and blockchain explorers to calculate/verify its share of rewards received. Online agreements with each mining pool operator define payout terms, fees, and operational obligations, and are publicly available on each operator’s website.

27.	Please revise this section to provide an overview of the geographic locations in which Z Squared's mining machines will operate in. In this regard, we note your disclosure on page 58 that "Z Squared maintains its mining equipment at mining data centers in Texas, North Carolina, South Carolina, and Iowa." Also, please provide quantified disclosure regarding the number of mining machines allocated among such geographic locations, respectively, and the extent to which energy costs vary among such locations, if material.

RESPONSE:

The Company has revised this section to specify that the mining operations are expected to span six locations across South Carolina, Iowa, and North Carolina, with 9,000 machines to be deployed, including 7,428 L7s, 849 L9s, and 723 DG1+ units. Energy costs are expected to be uniform at $0.088 per kWh, with no material cost differences anticipated at this stage.

Material Agreements, page 139

28.	Please expand your disclosure regarding the Master Services Agreement with Minting Dome and the Master Services Agreement with Anchorage Digital to provide a more detailed explanation of the services that you will receive from Minting Dome and Anchorage Digital, material obligations of both parties, and payment terms. Please also clarify what is meant by "issuance, management, and lifecycle services of digital assets and tokens related to the Z Squared's blockchain initiatives" and what type of blockchain initiatives Z Squared will pursue. In addition, we note that Anchorage Digital provides staking services for Z Squared's digital assets. Please specify the nature of these services and the digital assets to which they relate.

RESPONSE:

The Company has added disclosure regarding the Master Services Agreement with Minting Dome and the Master Services Agreement with Anchorage Digital to provide a more detailed explanation of the services that Z Squared will receive from Minting Dome and Anchorage Digital, as well as the material terms, obligations and payments under each agreement.

Material Agreements

Master Services Agreement with Minting Dome

Z Squared is party to a Master Services Agreement (“MSA”) with Minting Dome, a leading provider of digital asset infrastructure and tokenization services. Minting Dome provides technical and operational support for the issuance, management, and lifecycle services of digital assets and tokens related to Z Squared’s blockchain initiatives, specifically, the optimized, multi-asset digital mining of a diversified portfolio of cryptocurrencies, including Dogecoin and Litecoin. Pursuant to the MSA, Minting Dome hosts sites/locations whereby it provides electrical power, internet access, and connection equipment necessary for the operation of Z Squared’s ASIC miners. Following the installation of Z Squared’s ASIC miners, Minting Dome provides (i) management services, including remote monitoring to oversee the uptime of the ASIC miners and to facilitate repairs, (ii) on-site personnel to rack, set-up and de-rack the ASIC miners, (iii) operation and maintenance of the ASIC miners in accordance with industry standards. The MSA provides that Minting Dome is the exclusive provider of these services to Z Squared.

Securities and Exchange Commission

August 8, 2025

The agreement sets forth key terms including service level commitments, data security obligations, confidentiality and intellectual property rights. Z Squared pays certain delivery and installation, logistics coordination, repair services, racking and de-racking, and hosting and management services fees.

The MSA will become effective at the Effective Time and is structured with an initial term of three (3) years, with automatic renewal provisions unless terminated by either party in accordance with the agreement’s terms.

Master Custody Services Agreement with Anchorage Digital

Z Squared has also entered into a Master Custody Services Agreement (the “Custody Agreement”) with Anchorage Digital, a regulated digital asset custodian and infrastructure provider. Under the terms of the Custody Agreement, Anchorage Digital will act as custodian of Z Squared’s digital assets deposited with Anchorage Digital. Anchorage Digital will provide services through its technology platform, which include: (i) the storage of Z Squared’s digital assets, including Dogecoin and Litecoin, (ii) handling and settlement of digital assets pursuant to Z Squared’s authenticated instructions, and (iii) determining the eligibility of digital assets for continued storage. Anchorage Digital also provides support services, such as access to representatives for account management and, if needed, lock-up support services to restrict withdrawals and transfers from Z Squared’s accounts with Anchorage Digital. Further, Anchorage Digital may, in its sole discretion, offer on-chain services to Z Squared that including, staking, voting, vesting, signaling, and other activities involving interaction with the blockchain underlying the Dogecoin and Litecoin digital assets.

In consideration for Anchorage Digital providing the preceding services, Z Squared will pay to Anchorage Digital fees depending on the Assets Under Custody (“AUC”) tier, ranging from 35 annual basis points (“Annual Basis Points”) for AUC under $10 million to 15 Annual Basis Points for AUC greater than $500 million. The agreement includes provisions related to security protocols, regulatory compliance, indemnification, and fees. Anchorage Digital does not have the authority to assign, hypothecate, pledge, encumber or otherwise dispose of Z Squared’s digital assets. This MSA will become effective at the Effective Time and will remain in force unless terminated in accordance with its terms. Anchorage Digital’s services support Z Squared’s commitment to operating in a secure and compliant digital asset environment.

Asset-For-Share Exchange Agreement, page 140

29.	Please expand your disclosure of the Asset-For-Share Exchange Agreement to include all material terms, including the number and type of mining computer assets that will be transferred to Z Squared in the transaction, including the status of the mining computer assets (e.g., whether they are in operation), material covenants, term and termination provisions, and material conditions to closing.

RESPONSE:

The Company has expanded the disclosure of the Asset-For-Share Exchange Agreement to include all material terms, including the number and type of mining computer assets that will be transferred to Z Squared in the transaction, including the status of the mining computer assets (e.g., whether they are in operation), material covenants, term and termination provisions.

Securities and Exchange Commission

August 8, 2025

Asset-For-Share Exchange Agreement

Concurrently and in connection with the closing of the Merger Transaction, Z Squared will acquire operational mining computer assets comprised of 7,428 Bitmain Antminer L7 units, 849 Bitmain Antminer L9 units and 723 ElphaPex DG1+ units from BSG Series CM in exchange for 40,446,956 shares of Z Squared Common Stock issued to BSG Series CM at a cost basis of $16.00 per share (the “Asset-For-Share Exchange Agreement”). The shares will be issued to BSG Series CM pursuant to an exemption from registration under the Securities Act. The Asset Agreement will consummate concurrently with the Merger Transaction with the representations and warranties of Z Squared and BSG Series CM surviving, along with the following share transfer restrictions

Pursuant to the Asset-For-Share Exchange Agreement, BSG Series CM agreed to not sell, dispose of, or otherwise transfer the shares received from Z Squared unless the volume-weighted average price of Z Squared’s Common Stock over the ten (10) consecutive days immediately prior to the closing of the Merger Transaction is greater than the cost basis of $16.00 per share. BSG Series CM further agreed that, commencing on the date on which Z Squared’s Common Stock becomes publicly traded on a national securities exchange or recognized over-the-counter market, and continuing for a period of eighteen (18) months thereafter, BSG Series CM will not sell more than one-eighteenth of the total number of Z Squared shares held pursuant to the Asset Agreement in any calendar month, not engage in any short selling, or sales that exceed five percent (5%) of the average daily trading volume of Z Squared’s Common Stock over the ten (10) trading days immediately preceding such sale. Notwithstanding the lock-up and leak-out restrictions, BSG Series CM may sell Z Squared Common Stock if the publicly quoted closing price exceeds $35.00 per share for any two (2) consecutive trading days.

Competitive Advantages, page 140

30.	We note that your discussion of Z Squared's business makes statements referencing its "deep operational expertise," the "track record of success in cryptocurrency mining" possessed by its leadership team, and other similar statements. In each case, please revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. If you cannot support your statements, then you should delete them.

RESPONSE:

The Company has added disclosure on Z Squared’s Chief Operating Officer, Michelle Burke, and her experience in directing strategic vision in leadership positions as other crypto mining companies. The disclosure includes the following clarification on Z Squared’s leadership:

Z Squared’s leadership team brings a track record of success in cryptocurrency mining, marked by sophisticated logistics, infrastructure optimization, and economic discipline. Michelle Burke, Chief Operating Officer of Z Squared, is experienced in directing strategic vision, financial oversight and daily operations for a successful crypto mining operation form her roles as Chief Executive Officer of Minting Dome and Chief Operating Officer of Wattum Management. Z Squared will excel in the full lifecycle management of its mining assets, supported by advanced repair systems, component reclamation processes, and techniques that extend hardware longevity. These practices minimize downtime, reduce capital expenditure, and lower environmental impact. Z Squared’s real-time analytics infrastructure will enable precise, data-driven decision-making at both strategic and operational levels, ensuring sustained performance optimization across its fleet.

Securities and Exchange Commission

August 8, 2025

31.	We note your disclosure on page 141 that "[t]hrough a robust network of hosting partnerships, Z Squared can swiftly redeploy mining equipment across facilities to capitalize on favorable electricity rates, regulatory conditions, or other operational efficiencies." Please disclose whether Z Squared has entered into any hosting partnerships or arrangements. If so, please revise to disclose the material terms thereof, including the term and termination provisions. If not, please revise to so state.

RESPONSE:

The Company has revised the disclosure regarding its “robust network of hosting partnerships” to specify that Minting Dome’s hosting facility network will be used to redeploy equipment across facilities:

Operational agility is another key differentiator. Z Squared will use Minting Dome’s hosting facility network to swiftly redeploy mining equipment across facilities to capitalize on favorable electricity rates, regulatory conditions, or other operational efficiencies. This flexibility allows Z Squared to adapt more quickly than many of its competitors in an ever-evolving industry. Additionally, Z Squared will leverage dynamic power management strategies, including curtailment programs and real-time electricity pricing models, to significantly reduce and stabilize energy costs – one of the most critical inputs in cryptocurrency mining.

Environmental Considerations, page 142

32.	We note your disclosure that Z Squared "participates in structured energy curtailment programs offered by its hosting partners." Please revise to provide further detail regarding such energy curtailment programs, including their development, implementation and role in Z Squared's operations, and any measurable changes in efficiency, profitability or any other relevant metrics that may drive Z Squared's results of operations. Also, please discuss the impact of such curtailment on Z Squared's overall mining ability, and whether it has, or is expected to, materially reduce its hash power.

RESPONSE:

The Company respectfully advises that Z Squared has not yet commenced principal operations and therefore does not participate in structured energy curtailment programs at any location. However, the Company expects and will disclose that the energy curtailment program will reflect the program at one of Minting Dome’s hosting provider’s facility:

The Company expects 2 or 3 curtailment periods per year. The maximum curtailment per event is typically 8 hours, but is usually only 4 - 5 hours during peak demand times (such as extreme heat or cold). This facility is located in the "Thermal Belt" and does not usually experience long periods of extreme temperature swings. The operator sets the demand load for curtailment at each facility, and rather than going to complete zero energy use, demand is set at levels that will allow miners to just "sleep", to decrease load, which is a safer, more efficient way to curtail load. Fans continue running during this time, but the miners are not actively operating/hashing.

The facility is rewarded with substantial credits on a monthly basis for participating in this program, decreasing overall cost per kWh. Duke Energy PowerShare program (North Carolina) is a demand response initiative designed to incentivize large energy consumers (primarily commercial and industrial customers) to reduce their electricity consumption during peak demand periods. By lowering their energy usage during these times, participants can help stabilize the grid, improve reliability, and potentially reduce the need for new power plants.

Securities and Exchange Commission

August 8, 2025

Z Squared anticipates that certain mining facilities could participate in structured energy curtailment programs. These programs are typically designed to reduce electricity consumption during periods of peak grid demand in exchange for financial incentives or utility bill credits. Curtailment is generally implemented by temporarily reducing power to mining equipment without fully shutting down operations. In most cases, this involves placing miners into low-power standby or “sleep” modes, while maintaining ventilation and environmental controls. Such measures help minimize operational risk and can improve overall energy efficiency

Management Following the Merger

Executive Officers and Directors of the Combined Company Following the Merger, page 150

33.	We note your disclosure here and similar disclosure elsewhere that the "combined company's executive officers are expected to be certain members of the Z Squared and Coeptis executive management teams prior to the Merger." However, it appears that none of the executive officers listed on pages 150-151 currently serve as management for Z Squared. Please revise your disclosure to clarify the current positions of these individuals, or advise.

RESPONSE:

The Company respectfully advises that David Halabu and Michelle Burke currently serve on the management team of Z Squared Inc. The Company has revised the biographies of Mr. Halabu and Ms. Burke to clarify that both individuals currently serve on Z Squared Inc.’s management team.

Executive Officers

David Halabu, age 49, has served as Chief Executive Officer of Z Squared since June 2024. Mr. Halabu also serves as a managing director for Broadstreet Inc. where he focuses on capital markets and business strategy for the organization. Mr Halabu started his career as a trader at Broadway Training in New York City then moved on to head the trading desk for Assent LLC in South Florida from 2001 to 2011. In 2013, he co-founded Group 10 Capital Management LLC to invest in non-performing real estate debt, and it has since evolved to have separate divisions for private lending, commercial value-add and residential rentals. He has been an avid real estate entrepreneur as well as an investor s in many alternatives such as real estate, distressed debt and operating businesses. In the last five years, Mr Halabu has owned and operated a Remediation and Construction company in South Florida, as well as been an active investor in a number residential and commercial real estate projects in Florida, Michigan, and the Carolinas. He began working with Broadstreet Inc., in late 2021 and has taken an active role on both capital markets and business strategy. Additionally, he is a member of Entrepreneurs Organization and Chartered Alternative Investment Analysts (CAIA). Mr. Halabu graduated as a Deans Honors Scholar from Tulane University (La.) with a BS in Economics and minor in Mathematics.

Michelle Burke, age 40, has served as Chief Operating Officer of Z Squared since June 2024. Ms. Burke has also served as the Chief Executive Officer of Minting Dome since July 2024. Ms. Burke initially joined Minting Dome as the Chief Operating Officer in October 2022, playing an integral role in developing the company from inception to its current prominence. She established foundational infrastructure, developed extensive training programs, and innovated remote operational management systems leveraging Asana. During this period, she oversaw the deployment and management of 50MW of Altcoin mining equipment and significantly expanded the company’s operational capacity through integration with 11 third-party hosting facilities. Her effective leadership and strategic foresight, including the successful launch of the comprehensive MD Playbook, resulted in her promotion to Chief Executive Officer. Between May 2021 and July 2022, Ms. Burke served as Chief Operating Officer of Wattum Management, where she led significant operational and strategic expansions. Prior to that, from June 2017 to May 2021, Ms. Burke founded and operated Lab Testing API, a pioneering health technology platform connecting over 4,000 testing locations and medical professionals nationwide. From November 2011 to August 2017, she served as Chief Operating Officer at Personalabs, successfully streamlining operations through SOP implementation, managing digital transformations, and tripling annual revenues. Ms. Burke holds a bachelor’s degree in E-Business Management from Newport University.

Securities and Exchange Commission

August 8, 2025

Certain Relationships and Related-Party Transactions of the Combined Company Z Squared Transactions, page 155

34.	We note your disclosure on page 150 that David Halabu serves as a managing director for Broadstreet Inc., which appears to be affiliated with BSG Series CM from which Z Squared is receiving mining assets, and Michelle Burke serves as the Chief Executive Officer of Minting Dome, which is the counterparty to the Master Services Agreement through which Z Squared will receive technical and operational support for the issuance, management, and lifecycle services of digital assets and tokens. Please tell us what consideration you gave to disclosing the Asset-For-Share Exchange Agreement with BSG Series CM and the Master Services Agreement with Minting Dome as related party transactions. Refer to Item 404 of Regulation S-K.

RESPONSE:

The Company respectfully advises that David Halabu has not served as a managing director of Broadstreet Inc. Mr. Halabu owns 43% of the units of BSGRK LLC, which in turn owns 417 shares of Series B non-voting stock of Broadstreet Inc.

Minting Dome Inc. is considered a related party to Z Squared due to the role of Michelle Burke, who serves as both the Chief Operating Officer and a member of the board of directors of Z Squared, and the Chief Executive Officer and board member of MDI. While Ms. Burke does not hold equity in MDI, the dual executive roles represent a related person interest. As such, the Master Services Agreement (MSA) between Z Squared and MDI has been disclosed as a related party transaction in the registration statement.

The MSA governs the hosting, operation, and maintenance of Z Squared’s mining infrastructure, and includes a fee structure based on services rendered and number of ASIC miners managed. While the exact total value will vary with operational scale, payments to MDI are expected to represent a material operational expense for Z Squared and are disclosed accordingly.

Principal Stockholders of Proposed Combined Company, page 161

35.	Please revise to provide the disclosure required by Item 403(b) of Regulation S-K regarding security ownership of executive officers and directors.

RESPONSE:

The Company has revised the disclosure of beneficial ownership following the Merger Transaction to account for executive officers and directors as required by Item 403(b).

Exhibits

36.	Please file the various agreements you discuss under "Material Agreements" on pages 139 - 140 as exhibits to the registration statement pursuant to Item 601 of Regulation S-K, or tell us why this is not required.

RESPONSE:

The Company respectfully advises that it is filing the Asset-For-Share Exchange Agreement and Master Services Agreement, each described on pp. 139-140, with the Form S-4 and will file the Master Custody Services Agreement between Z Squared and Anchorage Digital Bank once executed. The terms of the Master Custody Services Agreement will be substantially similar to the terms disclosed under “Material Agreements” on pp. 139-140. The following exhibits will be added to the exhibit index:

10.23*	Amended and Restated Asset-For-Share Exchange Agreement between BSG Series CM, LLC and Z Squared Inc., dated June 24, 2025.
10.24*†	Master Custody Services Agreement between Anchorage Digital Bank N.A. and Z Squared Inc.
10.25***	Master Services Agreement between Minting Dome Inc. and Z Squared Inc., dated July 26, 2025

If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 655-3548 or dad@msf-law.com.

Sincerely,

/s/ Denis Dufresne, Esq. Denis Dufresne, Esq.